UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*1

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Carter Montgomery

Manager

Avalon Energy, LLC

5000 Quorum Drive, Suite 205

Dallas, Texas 75254

(212) 446-8166

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

W. Phillip Whitcomb, Esq. Munsch Hardt Kopf & Harr, P.C. 500 N. Akard Street #3800 Dallas, Texas 75201 (214) 855-7556	Janice V. Sharry, Esq. Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This filing constitutes Amendment No. 6 for Avalon Energy, LLC, and Amendment No. 10 for Montare Resources I, LLC.

CUSIP No. 80007A102

1.	Names of Reporting Persons Avalon Energy, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80007A102

1.	Names of Reporting Persons Montare Resources I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,181,912
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,181,912
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,181,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based upon 52,500,000 Common Units outstanding as of May 12, 2021, as disclosed in the Issuer’s Quarterly Report 10-Q for the quarterly period ended March 31, 2021 filed with the Commission on May 14, 2021.

This Amendment No. 6 to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) by Avalon Energy, LLC, a Texas limited liability company, on November 13, 2018, as amended (i) by Amendment No. 1 (original filing by Montare) thereto filed with the Commission on August 27, 2020, Amendment No. 2 (Amendment No. 1 for Montare) thereto filed with the Commission on August 28, 2020, Amendment No. 3 (Amendment No. 2 for Montare) thereto filed with the Commission on September 8, 2020, and Amendment No. 4 (Amendment No. 3 for Montare) thereto filed with the Commission on September 11, 2020, by Avalon Energy and Montare, Amendment No. 4 with respect thereto filed with the Commission on September 28, 2020 by Montare, Amendment No. 5 with respect thereto filed with the Commission on October 2, 2020 by Montare, Amendment No. 5 (Amendment No. 6 for Montare) filed with the Commission on November 20, 2020 by Avalon Energy and Montare, Amendment No. 7 with respect thereto filed with the Commission on December 3, 2020 by Montare, Amendment No. 8 with respect thereto filed with the Commission on December 31, 2020 by Montare and Amendment No. 9 with respect thereto filed with the Commission on June 24, 2021 by Montare by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented by adding the following:

“In connection with the consummation of the A&R Contribution Agreement (as defined and described in Item 4 below) on August 1, 2021, Avalon Energy transferred and assigned 13,125,000 Common Units to Montare, as well as other assets held by Avalon Energy or its affiliates, in exchange for, among other things, (i) a limited partnership interest in an affiliate of Montare, (ii) the assumption of certain liabilities of Avalon Energy and its affiliates, (iii) the discharge of the WaFed Loan pursuant to the Participation Agreement, as amended on July 30, 2021, and (iv) the discharge and payment in full of all outstanding debts and liabilities formerly owed by Avalon Energy to the Issuer pursuant to the Repayment Agreement, as assigned to Montare pursuant to the Assignment.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

“On July 30, 2021, the Contribution and Support Agreement was amended and restated (as amended, the “A&R Contribution Agreement”) to reflect, among other things, the Participation Agreement, as amended on July 30, 2021, and the Assignment. On August 1, 2021, the Contribution Transaction was consummated pursuant to the terms of the A&R Contribution Agreement, whereby Avalon Energy transferred all of its Common Units to Montare, as well as other assets held by Avalon Energy or its affiliates, in exchange for, among other things, (i) a limited partnership interest in an affiliate of Montare, (ii) the assumption of certain liabilities of Avalon Energy and its affiliates, (iii) the discharge of the WaFed Loan pursuant to the Participation Agreement, as amended on July 30, 2021, and (iv) the discharge and payment in full of all outstanding debts and liabilities formerly owed by Avalon Energy to the Issuer pursuant to the Repayment Agreement, as assigned to Montare pursuant to the Assignment. As a result of the Contribution Transaction, Avalon Energy ceased to beneficially own any Common Units. Montare acquired the Common Units from Avalon in contemplation of the completion of the Issuer’s winding-up process.”

Item 5. Interest in Securities of the Issuer

Item 5(c) is hereby amended and supplemented as follows:

“At the time of filing, other than as set forth in Annex A hereto, there have been no transactions in the class of reported securities that were effected by Montare during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less.

Item 5(e) is hereby amended and supplemented as follows:

“As a result of the consummation of the A&R Contribution Agreement, Avalon Energy ceased to beneficially own any Common Units on August 1, 2021.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following sentence:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2021

AVALON ENERGY, LLC

By:	/s/ Carter Montgomery
Name:	Carter Montgomery
Title:	Manager

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

ANNEX A

RECENT TRANSACTIONS BY MONTARE IN THE SECURITIES OF SANDRIDGE PERMIAN TRUST

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Common Unit
Avalon Energy, LLC	08/01/2021	Transfer of Common Units pursuant to A&R Contribution Agreement		13,125,000	(1)
Montare Resources I, LLC	08/01/2021	Acquisition of Common Units Pursuant to A&R Contribution Agreement	13,125,000		(1)

(1)

In connection with the consummation of the A&R Contribution Agreement on August 1, 2021, Avalon Energy transferred and assigned 13,125,000 Common Units to Montare, as well as other assets held by Avalon Energy or its affiliates, in exchange for, among other things, (i) a limited partnership interest in an affiliate of Montare, (ii) the assumption of certain liabilities of Avalon Energy and its affiliates, (iii) the discharge of the WaFed Loan pursuant to the Participation Agreement, as amended on July 30, 2021, and (iv) the discharge and payment in full of all outstanding debts and liabilities formerly owed by Avalon Energy to the Issuer pursuant to the Repayment Agreement, as assigned to Montare pursuant to the Assignment.